Exhibit 99.3

InflaRx Reports First Quarter 2019 Financial &
Operating Results

•
IFX-1: New long-term efficacy data from Phase IIa clinical trial in Hidradenitis Suppurativa presented; approval granted to initiate Phase IIa trial in Canada in Pyoderma Gangraenosum; first patient treated in AAV EU trial

•	Corporate: U.S. operations expanded and new Non-Executive Director proposed

•	Cash and cash equivalents plus securities and other investments of €150.1 million as of March 31, 2019

Jena, Germany, 23 May 2019 – InflaRx (Nasdaq: IFRX), a clinical-stage biopharmaceutical company developing anti-inflammatory therapeutics by targeting the complement system, today reported financial and operating results for the first quarter ended March 31, 2019.

“It is an exciting time for InflaRx, as we await top-line results from our Phase IIb trial with IFX-1 in Hidradenitis Suppurativa, our lead indication,” said Prof. Niels C. Riedemann, Chief Executive Officer and Founder of InflaRx. “While we look forward to these HS results, we have also continued to execute within our other clinical development programs.  We now have Phase II trials in ANCA-associated vasculitis ongoing in both Europe and the US, and expect to initiate the Phase IIa trial in Pyoderma Gangraenosum in short order. I am pleased with the company’s continued development, and with the addition of key new hires, and the steadfast support of our shareholders. I believe that we are well positioned to exploit the potential of our anti-C5a antibody technology to pursue additional high-value pipeline opportunities going forward.”

Q1 2019 corporate highlights

•	Expanded U.S. operations with opening of corporate office in New York City and hiring of senior executives.

•
Richard Brudnick, CBO of Codiak BioSciences, appointed as Non-Executive Director, subject to shareholder approval at the upcoming annual general meeting, which will take place on  May 23, 2019. He is currently serving as a Non-Voting Observer.

•
New data with IFX-1 from completed Phase IIa trial in Hidradenitis Suppurativa, or HS presented at the 8th Conference of the European Hidradenitis Suppurativa Foundation. The retrospective long-term data showed sustained remissions and median time to first flare of almost seven months, after only eight weeks of treatment.

•
Approval granted by Health Canada to initiate a Phase IIa clinical trial evaluating IFX-1 in Pyoderma Gangraenosum, a debilitating, rare autoimmune disease marked by large, painful ulcers. This is the third inflammatory disease for which InflaRx is developing IFX-1. InflaRx plans to start enrollment in due course.

•
In May, InflaRx started a second Phase II study with IFX-1 in ANCA-Associated Vasculitis. The first patient has been treated in the IXchange trial. The trial is planned to enroll approximately 80 patients at about 60 sites in up to 12 European countries and Russia.

•	IFX-1 subcutaneous version. We are continuing our preclinical development of a subcutaneous version of IFX-1 specifically for the treatment of HS and potentially other indications.

Q1 2019 financial highlights

Cash and cash equivalents plus securities and other investments totaled €150.1 million as of March 31, 2019, compared to €156.4 million as of December 31, 2018. Cash and cash equivalents amounted to €47.2 million as of March 31, 2019 (December 31, 2018: €55.4 million) and marketable securities €102.9 million (December 31, 2018: €100.9 million).

Net cash used in operating activities increased to €8.5 million in Q1 2019, compared to €5.7 million in Q1 2018, mainly due to the increase of cash expenses, such as third-party expenses for manufacturing and clinical trials for our lead program IFX-1 and personnel expenses at InflaRx.

Research and development expenses increased to €7.7 million for Q1 2019 (Q1 2018: €5.5 million). The principal drivers of the increase were CRO expenses associated with preclinical studies and clinical trials conducted for IFX-1 as well as manufacturing costs.

General and administrative expenses amounted to €3.3 million in Q1 2019, compared to €3.0 million in Q1 2018. This increase is primarily attributable to an increase in employee-related costs.

Net financial result in Q1 2019 (€1.1 million) consisted of €0.8 million interest income and €0.3 million net exchange gain, compared to a net financial loss of €1.9 million in Q1 2018.

This was mainly due to lower foreign exchange losses of our U.S. Dollar term deposits (€2.1 million) and higher interest income (€0.5 million).

Net loss for the first quarter of 2019 was €9.8 million or €0.38 per common share (basic and diluted), compared to €10.3 million or €0.43 per common share (basic and diluted) in Q1 2018.

Additional information regarding these results is included in the notes to the consolidated financial statements as of and for the quarter ended March 31, 2019, which can be found on the InflaRx website in the Investors section.

InflaRx N.V. and subsidiary
Unaudited condensed consolidated statements of comprehensive loss for the three months ended March 31,2018 and March 31, 2019

	March 31, 2019 (unaudited)	March 31, 2018 (unaudited)
	(in thousands of €, except for per share data)
Operating Expenses
Research and development expenses	(7,695)	(5,474)
General and administrative expenses	(3,301)	(3,005)
Total Operating Expenses	(10,996)	(8,479)
Other income	65	82
Other expenses	(4)	(12)
Operating Result	(10,935)	(8,409)
Finance income	1,159	265
Finance expenses	(62)	(2,188)
Net financial Result	1,097	(1,924)
Loss for the period	(9,838)	(10,333)

Share information
Weighted average number of shares outstanding	25,964	23,812
Loss per share in euro (basic/diluted)	€(0.38)	€(0.43)

Loss for the period	(9,838)	(10,333)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	2,318	0
Total comprehensive loss	(7,520)	(10,332)

InflaRx N.V. and subsidiary
Condensed consolidated statements of financial position as of March 31, 2019 and
December 31, 2018

	March31, 2019 (unaudited)	December 31, 2018
	(in thousands of €)
ASSETS
Non-current assets
Property, plant and equipment	1,398	625
Intangible assets	325	223
Non-current financial assets	215	207
Total non-current assets	1,939	1,055
Current assets
Current other assets	2,170	1,589
Current financial assets	103,686	101,184
Cash and cash equivalents	47,163	55,386
Total current assets	153,019	158,159
TOTAL ASSETS	154,958	159,214

EQUITY AND LIABILITIES
Equity
Issued capital	3,116	3,116
Share premium	211,022	211,022
Other capital reserves	20,408	18,310
Accumulated deficit	(90,945)	(81,107)
Other components of equity	2,368	50
Total equity	145,968	151,391
Non-current liabilities
Lease liabilities	460	—
Provisions	57	57
Government grants	10	11
Total non-current liabilities	526	68
Current liabilities
Lease liabilities	218	—
Employee Benefits	455	788
Social securities and other current tax liabilities	768	310
Trade and other payables	7,022	6,657
Total current liabilities	8,463	7,756
Total Liabilities	8,990	7,824
TOTAL EQUITY AND LIABILITIES	154,958	159,214

InflaRx N.V. and subsidiary
Unaudited condensed consolidated statements of changes in shareholders’ equity for the three months ended March 31, 2018 and March 31, 2019

	Issued capital	Share premium	Other capital reserves	Accumu- lated deficit	Other compo- nents of equity	Total equity
	(in thousands of €)
Balance January 1, 2019	3,116	211,022	18,310	(81,107)	50	151,391
Loss for the period	—	—	—	(9,838)	—	(9,838)
Exchange differences on translation of foreign operations	—	—	—	—	2,318	2,318
Total comprehensive loss	—	—	—	(9,838)	2,318	(7,520)
Transactions with owners of InflaRx
Contributions
Equity-settled share-based payment	—	—	2,098	—	—	2,098
Total Contributions	—	—	2,098	—	—	2,098
Changes in ownership interests
Total transactions with owners of InflaRx	—	—	2,098	—	—	2,098
Balance at March 31, 2019*	3,116	211,022	20,408	(90,945)	2,368	145,968

Balance January 1, 2018	2,858	161,639	6,225	(51,293)	—	119,429
Loss for the period	—	—	—	(10,333)	—	(10,333)
Exchange differences on translation of foreign operations	—	—	—	—	0	0
Total comprehensive loss	—	—	—	(10,333)	0	(10,333)
Transactions with owners of InflaRx
Contributions
Equity-settled share-based payment	—	—	2,937	—	—	2,937
Total Contributions	—	—	2,937	—	—	2,937
Total transactions with owners of InflaRx	—	—	2,937	—	—	2,937
Balance at March 31, 2018*	2,858	161,639	9,163	(61,625)	—	112,034

* unaudited

InflaRx N.V. and subsidiary
Unaudited condensed consolidated statement of cash flows for the three months ended March 31 2018 and 2019

	March 31, 2019 unaudited	March 31, 2018 unaudited
	(in thousands of €)
Operating activities
Loss for the period	(9,838)	(10,333)
Adjustments for:
Depreciation & Amortization	117	22
Net financial result	(1,097)	1,923
Share based payment expense	2,098	2,938
other non-cash adjustments	81	(25)
Changes in:
Current other assets	(591)	247
Current financial assets	0	(150)
Employee benefits	(334)	(37)
Social securities and other current tax liabilities	457	0
Trade and other payables	365	(601)
Interest received	242	265
Interest paid	(8)	0
Net cash flows from operating activities	(8,498)	(5,751)
Investing activities
Cash outflow from the purchase of intangible assets, laboratory and office equipment	(254)	(93)
Cash outflow for the investment in non-current other financial assets	(11)	(36)
Proceeds from the disposal of non-current other financial assets	3	—
Net cash flows used in investing activities	(262)	(129)
Financing activities
Repayment of leasing debt	(55)	—
Net cash flows from financing activities	(55)	—
Effect of exchange rate changes	592	(2,163)
Change in cash and cash equivalents	(8,223)	(8,042)
Cash and cash equivalents at beginning of period	55,386	123,282
Cash and cash equivalents at end of period	47,163	115,240

About IFX-1:

IFX-1 is a first-in-class monoclonal anti-human complement factor C5a antibody, which highly and effectively blocks the biological activity of C5a and demonstrates high selectivity towards its target in human blood. Thus, IFX-1 leaves the formation of the membrane attack complex (C5b-9) intact as an important defense mechanism, which is not the case for molecules blocking the cleavage of C5. IFX-1 has been demonstrated to control the inflammatory response driven tissue and organ damage by specifically blocking C5a as a key “amplifier” of this response in pre-clinical studies. IFX-1 is believed to be the first monoclonal anti-C5a antibody introduced into clinical development and has, to date, successfully completed three clinical Phase II studies. More than 150 people have been treated with IFX-1 in these completed clinical trials, and the antibody has been shown to be well tolerated. IFX-1 is currently being developed for various inflammatory indications, including Hidradenitis Suppurativa, ANCA-associated vasculitis and Pyoderma Gangraenosum.

About InflaRx N.V.:

InflaRx (Nasdaq: IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI and New York, NY, USA.  For further information please visit www.inflarx.com.

Contacts:

Investor Relations
InflaRx N.V.
Jordan Silverstein
Head of Corporate Development and Strategy
Jordan.silverstein[at]inflarx.de
+1 917-837-1709

Media Relations
MC Services AG
Katja Arnold, Laurie Doyle, Andreas Jungfer
inflarx[at]mc-services.eu
+49 89-210 2280

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.